Silexion Therapeutics Corp
12 Abba Hillel Road
Ramat Gan, Israel 5250606
Telephone: +972-8-6286005

October 15, 2024

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences100 F Street, NE
Washington, DC 20549
Attention: Tamika Sheppard

Re:	Silexion Therapeutics Corp
Registration Statement on Form S-1
SEC File Number 333-282556

Dear Ms. Sheppard:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Silexion Therapeutics Corp hereby requests that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated so that it will become effective at 9:00 a.m. Eastern time on October 16, 2024, or as soon as practicable thereafter.

Please contact Gary Emmanuel, Esq., at Greenberg Traurig, LLP, our U.S. legal counsel, at +972-3-636-6033 or Gary.Emmanuel@gtlaw.com, or Jonathan M. Nathan, Adv., at Meitar Law Offices, our Israeli legal counsel, at +972-52-312-5574 or jonathann@meitar.com, with any questions, and please notify them when this request for acceleration has been granted.

Sincerely,

/s/ Ilan Hadar
Ilan Hadar
Chief Executive Officer

CC:	Mirit Horenshtein Hadar
Silexion Therapeutics Corp

Mark S. Selinger, Esq. Gary Emmanuel, Esq. Greenberg Traurig, LLP J. David Chertok, Adv. Jonathan M. Nathan, Adv. Meitar Law Offices